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                                                                                                               OMB APPROVAL
                                                                                                         -------------------------
                                                            UNITED STATES                                OMB NUMBER: 3235-0101
                                                  SECURITIES AND EXCHANGE COMMISSION                     EXPIRES: SEPTEMBER 30, 1995
                                                       WASHINGTON, D.C. 20549                            ESTIMATED AVERAGE BURDEN
                                                                                                         HOURS PER RESPONSE 2.0

                                                                                                         -------------------------
                                FORM 144                                                                       SEC USE ONLY
                                                                                                         -------------------------
                                                                                                         DOCUMENT SEQUENCE NO.

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
                                                                                                         -------------------------
                                                                                                         CUSIP NUMBER

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

----------------------------------------------------------------- -------------------- -------------------  ------------------------
1(a) NAME OF ISSUER (PLEASE TYPE OR PRINT)                        (b) IRS IDENT. NO.   (c) S.E.C. FILE NO.  WORK LOCATION
                                                                  521782500            000-29661
UTSTARCOM, INC.

---------------------------------------- ---------------- ------------------ ------------------ -----------------------------------
1(d) ADDRESS OF ISSUER      STREET       CITY             STATE              ZIP CODE           (E) TELEPHONE NUMBER
1275 HARBOR BAY PARKWAY                  ALAMEDA          CA                 94502              -----------------------------------
SUITE 100                                                                                         AREA CODE     NUMBER
                                                                                                  510           864-8800
------------------------------- ------------------------- -------------------- --------------------- ----------- ------ ----------
2(a) NAME OF PERSON FOR WHOSE   (b) SOCIAL SECURITY       (c) RELATIONSHIP TO  (d) ADDRESS STREET    CITY        STATE  ZIP CODE
     ACCOUNT THE SECURITIES         NO. OR IRS IDENT. NO.    ISSUER
     ARE TO BE SOLD

INTEL PACIFIC, INC.                 94-1672743            NONE                 2200 MISSION COLLEGE  SANTA CLARA  CA    95052
                                                                               BOULEVARD

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   INSTRUCTION: THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN THE I.R.S. IDENTIFICATION NUMBER AND
                                                THE S.E.C. FILE NUMBER.

-------------- ------------------------------- ------------- ------------ -------------- ------------- ------------ ----------------
3(a)           (b)                             SEC USE ONLY  (c)          (d)           (e)            (f)          (g)
                                               ------------
                                                              Number of                    Number of
                  Name and Address of Each    Broker-Dealer    Shares                       Shares
 Title of the      Broker Through Whom the     File Number    or Other       Aggregate      or Other    Approximate    Name of Each
   Class of         Securities are to be                        Units         Market         Units      Date of Sale    Securities
  Securities    Offered or Each Market Maker                  To Be Sold       Value      Outstanding   (See instr.   Exchange 3(f))
  To Be Sold   who is Acquiring the Securities               (See instr.    (See instr.   (See instr.    3(f)) (MO.)   (See instr.
                                                                3(c))         3(d))          3(e))        DAY YR.)        3(g))
-------------- ------------------------------- ------------- ------------ -------------- ------------- ------------ ----------------
               Merrill Lynch & Co., Inc.                       947,146    $16,930,234.75   94,714,665    12/1/00        NASDAQ
               World Financial Center,
               North Tower
COMMON         New York, NY 10281
               Att: Dante Ferrari

-------------- ------------------------------- ------------- ------------ -------------- ------------ ------------ ----------------



-------------- ------------------------------- ------------- ------------ -------------- ------------ ------------ ----------------



-------------- ------------------------------- ------------- ------------ -------------- ------------ ------------ ----------------
INSTRUCTIONS:
1. (a) Name of issuer                                3. (a) Title of the class of securities to be sold
   (b) Issuer's I.R.S. Identification Number            (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Issuer's S.E.C. file number, if any              (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Issuer's address, including zip code             (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Issuer's telephone number, including area code   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2. (a) Name of person for whose account the securities  (f) Approximate date on which the securities are to be sold are to be sold
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   (b) Such person's Social Security or I.R.S.          (g) Name of each securities exchange, if any, on which the securities are
       identification number                                intended to be sold
   (c) Such person's relationship to the issuer
       (e.g., officer, director, 10% stockholder,
       or member of immediate family of any of the
       foregoing)
   (d) Such person's address, including zip code


                                                  TABLE I - SECURITIES TO BE SOLD

                        Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

----------- --------- ------------------------------------ --------------------------------- ----------- --------- -----------------
 Title of   Date you    Nature of Acquisition Transaction  Name of Person from Whom Acquired  Amount of   Date of  Nature of Payment
 the Class  Acquired                                        (if gift, also give date donor    Securities  Payment
                                                                      acquired)               Acquired
----------- --------- ------------------------------------ --------------------------------- ----------- --------- -----------------

COMMON       11/17/99  PRIVATE PURCHASE                    UTSTARCOM, INC.                   4,306,474**  11/17/99  CASH
STOCK *
             12/22/99  PRIVATE PURCHASE                    UTSTARCOM, INC.                    615,210**   12/22/99  CASH

----------- --------- ------------------------------------ --------------------------------- ----------- --------- -----------------
INSTRUCTIONS:
1. If the securities were purchased and full payment                  2. If within two years after the acquisition of the securities
   therefor was not made in cash at the  time of  purchase,              the person  for  whose  account  they  are to be sold  had
   explain  in the  table or in a  note   thereto  the  nature           any  short positions,  put or other option to dispose of
   of  the   consideration   given.   If  the  consideration             securities  referred to in paragraph (d)(3) of Rule 144,
   consisted of any note or other obligation, or if payment was          furnish full information with respect thereto.
   made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
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                                        TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

           Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold

--------------------------------------- ---------------------------- -------------- -------------------- ---------------------------
                                                                                         Amount of
       Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities Sold         Gross Proceeds
--------------------------------------- ---------------------------- -------------- -------------------- ---------------------------


--------------------------------------- ---------------------------- -------------- -------------------- ---------------------------

REMARKS:

*  The shares converted from Series F Convertible Preferred Stock into Common Stock upon initial public offering of UTSTARCOM, INC.
** As adjusted for stock-splits.


INSTRUCTIONS:                                                  ATTENTION:

See the definition of "person" in paragraph (a)                The person for whose account the securities to which this notice
of Rule 144. Information is to be given not                    relates are to be sold hereby represents by signing this notice that
only as to the person for whose account the securities         he does not know any material adverse information in regard to the
are to be sold but also as to all other persons included       current and prospective operations of the Issuer of the securities
in that definition. In addition, information shall             to be sold which has not been publicly disclosed.
be given as to sales by all persons whose sales are
required by paragraph (e) of Rule 144 to be
aggregated with sales for the account of the person
filing this notice.


                                                                                        /s/ NOEL LAZO
---------------------------------------------------                  ---------------------------------------------------
                NOVEMBER 30,2000                                                          Noel Lazo
                                                                            Assistant Treasurer, Intel Corporation


      The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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